Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 17, 2007

VIA FACSIMILE AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Triplecrown Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 5, 2007
File No. 333-144523

Dear Mr. Reynolds:

In response to the Staff’s request for supplemental information related to comment 2 of the Staff’s comment letter, dated October 11, 2007, Triplecrown Acquisition Corp. (the “Company”) hereby responds as follows:

The Company determined that trading prices of freely tradable warrants of similarly structured specified purpose acquisition companies are approximately between $0.75 and $1.38, with a mean of $1.13. The Company then discounted this value by 15% with respect to the sponsors’ warrants. Such a discount was applied to account for the lack of marketability of the restricted and unregistered sponsors’ warrants. The purchasers of the sponsors’ warrants have agreed not to transfer, assign, or sell any such warrants until after the Company consummates its initial business combination, which the Company estimated to be between 18 and 24 months. Due to the restrictions on the transferability of the sponsors’ warrants until the consummation of an initial business combination, and the uncertainty of such a transaction being consummated, the Company estimates that the fair value of the warrants on the date of purchase will be $0.96 per warrant after applying the 15% discount. The company believes the discount of 15% is de minimis due to the significant above-referenced restrictions and illiquidity of the sponsors’ warrants, coupled with the estimated size of company’s balance sheet (which will be in excess of $400 million) at the time of the purchase of the sponsors’ warrants. In addition the variance of the fair values of sponsors’ warrants in eight SPACS that have completed IPO’s in 2007 ranged from $0.75 to $1.38 per warrant. The Company determined that this broad variance in warrant valuations indicated that a 15% discount would represent an appropriate de minimis discount. The sale of the sponsors’ warrants will occur simultaneously with the consummation of this

Securities and Exchange Commission

October 17, 2007

offering which has not yet occurred. As such, the actual fair value of the sponsors’ warrants will be determined by the Company at the time they are purchased. Upon consummation of this offering, the Company will perform a calculation of the fair value of the sponsors’ warrants based on the facts and circumstances at the time including the actual price of the units on the day of purchase and the actual ratio of the trading price of the Company’s stock and warrants on the day they are allowed to trade separately from the units with a de minimis discount to adjust for the illiquidity of the sponsors’ warrants. If it is determined, at the time of the IPO, that the fair value of the sponsors’ warrant exceeds $1.00 per share, the Company would record compensation expense for the excess of the fair market value of the sponsors’ warrants on the day of purchase over the purchase price of $1.00 per warrant in accordance with SFAS 123 (R) at the time of the announcement of a business combination assuming that a business combination announcement occurs.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric J. Watson
Jonathan J. Ledecky

GRAUBARD MILLER

THE CHRYSLER BUILDING

405 LEXINGTON AVENUE

NEW YORK, N.Y. 10174-1901

(212) 818-8800

TELECOPIER: (212) 818-8881

TELECOPY TRANSMITTAL

PLEASE DELIVER THE FOLLOWING MATERIAL AS SOON AS POSSIBLE

	RECIPIENT	COMPANY	TELECOPY NUMBER	TELEPHONE NUMBER
1.	Brian Bhandari	SEC	202-772-9206	202-551-3390

FROM:	DIRECT DIAL NO.:	EMAIL ADDRESS:
Jeffrey M. Gallant	(212) 818-8638	jgallant@graubard.com

NUMBER OF PAGES (including this page):

REMARKS: Triplecrown Acquisition Corp.

Attached is the valuation report along with the proposed changes to the registration statement.

IF YOU HAVE NOT PROPERLY RECEIVED THIS TELECOPY

PLEASE CALL US AT (212) 818-8819.

DATE: October 18, 2007	CLIENT/MATTER NO.: 58796/1

THE INFORMATION CONTAINED IN THIS FACSIMILE MESSAGE IS PRIVILEGED AND CONFIDENTIAL INFORMATION AND IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE. IF THE READER OF THIS MESSAGE IS NOT THE INTENDED RECIPIENT, OR IS THE EMPLOYEE OR AGENT RESPONSIBLE TO DELIVER IT TO THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION, DISTRIBUTION OR COPYING OF THIS COMMUNICATION IS STRICTLY PROHIBITED.

IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE, AND RETURN THE ORIGINAL MESSAGE TO US AT THE ABOVE ADDRESS VIA THE U.S. POST SERVICE. THANK YOU.

EARLYBIRDCAPITAL, INC.

275 MADISON AVENUE, 27TH FLOOR

NEW YORK, NY 10016

TELEPHONE: (212) 661-0200

FACSIMILE: (212) 661-4936

MEMBER NASD SIPC

October 18, 2007

Triplecrown Acquisition Corp.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

Dear Sirs,

EarlyBirdCapital, Inc. (“EBC”) was retained by you to evaluate the approximate fair value of the 5,000,000 sponsor warrants of Triplecrown Acquisition Corp. (“Triplecrown”), which are being purchased by Jonathan Ledecky and Eric Watson in a private placement occurring simultaneously with the consummation of the public offering, for $1.00 each. Jonathan Ledecky and Eric Watson will each be purchasing $2,500,000 of warrants. Each warrant will entitle the holder to purchase one share of common stock at a price of $7.50 for a five-year term. The warrants are not transferable or salable by the purchasers until a business combination is completed and will be exercisable on a cashless basis and will be non-redeemable so long they are held by the purchasers or their affiliates.

EBC developed its opinion through:

•	Experience as an underwriter of similar SPAC offerings

•	Researching publicly traded blank check company warrants

•	Researching PIPE transactions

EBC considered the following factors:

•	The structure of similar publicly-traded blank check companies

•	The market price of the warrants of similar publicly-traded blank check companies

•	The warrant price paid by the management teams in private placements of similar publicly-traded blank check companies

•	The price paid for common stock in completed PIPE transactions within the last six months

EBC believes that the most appropriate method for determining a fair price for the sponsor warrants would be to first determine a base price for publicly traded warrants, which are similar in structure, and then apply an appropriate discount based on the restricted nature of the sponsor warrants.

Based on publicly available information, EBC identified eleven blank check companies with a similar structure to that of Triplecrown. Each of these offerings sold units to the public for $10.00 and each unit contained one share and one warrant. In eight of the offerings, the exercise price of the warrant was $7.50 whereas in the remaining three offerings, the exercise price of the warrant was $8.00. For these eleven offerings, the median closing price for a warrant on the first day of trading after the warrants traded separately from the common stock was $1.05. When the three offerings which had warrants exercisable at $8.00 are excluded, the mean closing price for a warrant on the first day of trading after the warrants traded separately from the common stock was $1.23. Based on the analysis, EBC believes that the mean public market price for warrants in similar blank check offerings is between $1.05 and $1.23.

The sponsor warrants are not transferable or salable by the purchasers until a business combination is completed. To account for these restrictions, EBC looked at PIPE transactions involving restricted securities to determine an appropriate discount to apply to the sponsor warrants.

It should be noted that the terms of ownership and resale of the sponsor warrants are significantly more restrictive when compared to securities sold in PIPE offerings. More specifically, securities issued in a PIPE transaction are typically registered shortly after issuance with no additional restrictions on resale. In the case the sponsor warrants, they cannot be registered for a minimum of 12 months and will likely not be registered for 18 months. In addition, resale of the sponsor warrants is not available under rule 144.

EBC analyzed twenty PIPE investments into companies over the last six months in order to determine an average discount to the publicly traded securities that investors paid for purchasing a restricted security in a public company.

The analysis was limited to PIPE transactions occurring over the last six months into companies that:

•	Are publicly listed on the NYSE, NASDAQ, AMEX or OTCBB

•	Had a current market capitalizations between $300 million and $500 million

The analysis showed that the median discount to the closing price of the publicly traded common stock on the day prior to the transaction announcement was 13.5%. EBC believes that this is an appropriate discount to apply to the mean public market price for warrants in similar blank check offerings. Applying this discount yields a purchase price that is between $0.91 and $1.06. Based on this range, we feel that the $1.00 purchase price for each sponsor warrant approximates the fair value of such warrants.

Sincerely,

/s/ Steven Levine
Steven Levine
Chief Executive Officer
EarlyBirdCapital, Inc.

Following consummation of this offering, we believe the funds available to us outside of the trust account, together with (i) the interest income earned on the trust account balance that may be released to us to pay any tax obligations and (ii) interest income of up to $5.0 million on the balance of the trust account to be released to us for working capital requirements (so long as we have sufficient funds available to us to pay our tax obligations on such interest income or otherwise then due at that time), will be sufficient to allow us to operate for at least the next 24 months, assuming a business combination is not completed during that time. We expect our primary liquidity requirements during that period to include approximately $1,500,000 for expenses for the due diligence and investigation of a target business or businesses; approximately $1,500,000 for legal, accounting and other expenses associated with structuring, negotiating and documenting an initial business combination; $180,000 for legal and accounting fees relating to our SEC reporting obligations; and approximately $1,870,000 for general working capital that will be used for miscellaneous expenses and reserves, including additional expenses that may be incurred by us in connection with this offering over and above the amounts listed in the section entitled “Use of Proceeds.” We anticipate that, even at an interest rate of 3% per annum, the interest that will accrue on the trust account during the time it will take to identify a target and complete an acquisition will be sufficient to fund our working capital requirements. Given the limited amount of time it will take to generate $5.0 million of interest on the trust account, we anticipate receiving such interest income generally shortly after we incur working capital expenses. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, or if interest payments are not available to fund the expenses at the time we incur them, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, we will rely on the funds available to us outside of the trust account and interest earned of up to $5.0 million on the trust account to fund such expenditures. If our estimates of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination with a target business or businesses having a collective fair market value substantially in excess of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions) or because we become obligated to convert into cash a significant number of shares of public stockholders voting against our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. There are no limitations on our ability to incur debt or issue securities in order to consummate a business combination regardless of whether or not we are acquiring a target business or businesses having a collective fair market value substantially in excess of 80% of the balance in the trust account. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Related Party Transaction

Effective June 2007, our founders purchased 11,500,000 founders’ units (after giving effect to our warrant dividend of one warrant for each share of outstanding common stock that occurred on September 19, 2007), with each founders’ unit consisting of one founders’ share and one founders’ warrant, for an aggregate purchase price of $25,000.

As of the date of this prospectus, Eric J. Watson and Jonathan J. Ledecky have loaned us an aggregate of $112,500 for payment of offering expenses. These loans are non-interest bearing, unsecured and are due at the earlier of June 18, 2008 or the consummation of this offering. The loans will be repaid out of the proceeds of this offering not placed in trust.

Eric J. Watson and Jonathan J. Ledecky have committed to purchase an aggregate of 5,000,000 sponsors’ warrants at $1.00 per warrant (for a total purchase price of $5.0 million) from us. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. We believe, based on a valuation we received from EarlyBirdCapital, Inc., an independent investing banking firm, that the purchase price of the sponsors’ warrants approximates the fair value of such warrants. However, if it is determined, at the time of the offering, that the fair value of the sponsors’ warrants exceeds the $1.00 purchase price, we would record compensation expense for the excess of the fair value of the warrants on the day of purchase over the $1.00 purchase price in accordance with SFAS 123(R).

Triplecrown Acquisition Corp.

(a development stage company)

Notes to Financial Statements—(Continued)

exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company’s stockholders prior to the Proposed Offering, including all of the officers and directors of the Company (“Initial Stockholders”) have agreed to vote all of their founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer apply.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares into cash from the Trust Fund. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Proposed Offering. Accordingly, Public Stockholders holding 30.00% less one share of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders.

The Company’s Certificate of Incorporation will be amended prior to the Proposed Offering to provide that the Company will continue in existence only until 24 months from the effective date of the registration statement relating to the Proposed Offering (“Effective Date”). If the Company has not completed a Business Combination by such date, its corporate existence will cease except for the purposes of liquidating and winding up its affairs. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per Unit in the Proposed Offering.

The Company’s existing stockholders have waived their rights to participate in any liquidation distribution, but only with respect to those shares of common stock owned by them prior to the proposed initial public offering; they will participate in any liquidation distribution with respect to any shares of common stock acquired in connection with or following the proposed initial public offering.

Loss per Share:

Loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Since there are no potentially dilutive securities and there is a net loss, basic and diluted loss per share are identical.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Stock-Based Compensation

The Company accounts for stock options and warrants using the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment”, (“SFAS 123(R)”). SFAS 123(R) addresses all forms of share based compensation awards including shares issued under employment stock purchase plans, stock options, restricted stock and stock appreciation rights. Under FAS 123(R), share based payment awards will be measured at fair value on the awards grant date, based on estimated number of awards that are expected to vest and will be reflected as compensation expense in the financial statements.

Triplecrown Acquisition Corp.

(a development stage company)

Notes to Financial Statements—(Continued)

their collective 20% ownership interest in the Company’s common stock after giving effect to the offering and exercise, if any, of the underwriters’ over-allotment option. The Company refers to the current holders of these shares of common stock and warrants as the “founders,” and the outstanding shares of common stock as the “founders’ common stock” and “founders’ warrants.”

In addition, Eric J. Watson and Jonathan J. Ledecky have agreed to purchase an aggregate of 5,000,000 warrants at a price of $1.00 per warrant ($5.0 million in the aggregate) in a private placement that will occur simultaneously with the consummation of this offering. The Company believes the purchase price of these warrants approximates the fair value of such warrants. However, if it is determined, at the time of the Proposed Offering, that the fair value of such warrants exceeds the $1.00 purchase price, the Company would record compensation expense for the excess of the fair value of the warrants on the day of purchase over the $1.00 purchase price in accordance with SFAS 123(R). The $5.0 million of proceeds from this investment will be added to the proceeds of this offering and will be held in the trust account pending completion of an initial business combination on the terms described in this prospectus. If the Company does not complete such a business combination, then the $5.0 million will be part of the liquidating distribution to the Company’s public stockholders, and the warrants will expire worthless.

The sponsors’ warrants will not be transferable or salable by the purchasers (subject to limited exceptions including the transferee agreeing to be bound to such transfer restrictions) until the Company completes a business combination, and will be exercisable on a cashless basis and will be non-redeemable by us so long as they are held by the purchasers or their affiliates. In addition, commencing on the date they become exercisable, the sponsors’ warrants and the underlying shares of common stock are entitled to registration rights under an agreement to be signed on or before the date of this prospectus. With the exception of the terms noted above, the sponsors’ warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering.

9.	Legal

There is no material litigation currently pending against us or any member of our management team in their capacity as such.

10.	Subsequent Event

On September 19, 2007, the Company’s Board of Directors authorized a dividend of one warrant to purchase one share of common stock for each outstanding share of founders’ common stock. After giving retroactive effect to reflect the effect of this warrant dividend, the Initial Stockholders effectively hold units (“Founders’ Units”). The warrants included in the Founders’ Units (“Founders’ Warrants”) are identical to the Warrants, except that:

•

up to an aggregate of 1,500,000 Founders’ Warrants are subject to forfeiture by the Initial Stockholders to the extent that the over-allotment option is not exercised in full or in part by the underwriters;

•	the Founders’ Warrants will be placed in escrow and are subject to the transfer restrictions and registration rights discussed elsewhere in the Notes to the Financial Statements.

•

the Founders’ Warrants will become exercisable after the completion of a Business Combination if and when the last sales price of the common stock exceeds $13.75 per share for any 20 trading days within a 30-trading day period beginning 90 days after the Business Combination; and

•	the Founders’ Warrants are exercisable on a cashless basis and will not be redeemable by the Company, in each case, as long as they are held by the Initial Stockholders or their permitted transferees.

TRIPLECROWN ACQUISITION CORP.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

October 19, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John Reynolds

United States Securities and

Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Triplecrown Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed July 12, 2007
(File No. 333-144523) ( the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby withdraws its letter dated October 18, 2007 requesting acceleration of the Company’s Registration Statement.

Very truly yours, TRIPLECROWN ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Name: Jonathan J. Ledecky Title: President

TRIPLECROWN ACQUISITION CORP.

970 West Broadway, PMB 402

Jackson, Wyoming 83001

October 19, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John D. Reynolds

Assistant Director

United States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Triplecrown Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed July 12, 2007
(File No. 333-144532) ( the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 A.M., Monday, October 22, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,
TRIPLECROWN ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, President